(formerly operating as Dejour Energy Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended September 30, 2015

Date of Report: November 5, 2015

INTRODUCTION

The Company was incorporated under the law of Ontario, Canada, on March 29, 1968 under the name "Dejour Mines Limited". By articles of amendment dated October 30, 2001, the issued common shares were consolidated on the basis of one (1) new share for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one new share for three old share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued into the province of British Columbia under the Business Corporations Act (British Columbia). On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc.

The head office of DXI Energy is located at 598 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, and its registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The common shares of DXI Energy are listed for trading on the Toronto Stock Exchange (“TSX”), on the New York Stock Exchange (“NYSE”) under the symbol “DXI”.

The following management’s discussion and analysis (“MD&A”) is dated November 5, 2015 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three and nine months ended September 30, 2015 and its audited consolidated financial statements and MD&A for the year ended December 31, 2014.

Additional information relating to DXI Energy can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document contains expectations, beliefs, plans, goals, objectives, assumptions, information, and statements about future events, conditions, results of operations or performance that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual dates to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date hereof and the Company does not intend, and does not assume any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless expressly required by applicable securities laws.

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The information set out herein with respect to forecasted 2015 results is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding DXI Energy’s reasonable expectations as to the anticipated results of its proposed business activities for 2015. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

NON-IFRS MEASURES

This document contains certain financial measures, as described below, which do not have standardized meanings prescribed by International Reporting Standards (“IFRS”). As these measures are commonly used in the oil and gas industry, the Company believes that their inclusion is useful to investors. The reader is cautioned that these amounts may not be directly comparable to measures for other companies where similar terminology is used. “Operating netback” is calculated by deducting royalties and operating and transportation expenses from gross oil and gas revenues. “Cash Flows from operations” is calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from operating activities. Operating netback and cash flows from operations are used by DXI Energy as key measures of performance and are not intended to represent operating profits nor should they be viewed as an alternative to income or loss or other measures of financial performance, cash flows from operating activities calculated in accordance with IFRS.

The following table reconciles cash flows from operating activities to cash flows from operations, a non-IFRS measure:

	Three months ended September 30		Nine months ended September 30
(CA$ thousands)	2015	2014	2015	2014
	$	$	$	$
Cash flows from (used in) operating activities	598	(509)	693	(454)
Change in operating working capital	30	759	3	1,059
Cash flows from (used in) operations	628	250	696	605

OTHER MEASUREMENTS

All dollar amounts are referenced in Canadian dollars, except when noted otherwise. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes. Where amounts are expressed on a barrel of oil equivalent (“BOE”) basis, natural gas volumes have been converted to oil equivalence at six thousand cubic feet per barrel. The term BOE may be misleading, particularly if used in isolation. A BOE conversion ratio six thousand cubic feet per barrel is based on an energy equivalency conversion method primarily applicable at a burner tip and does not represent a value equivalency at the wellhead. Natural gas liquids (“NGL’s”) in this discussion include condensate, propane, butane, and ethane.

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CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The timely preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ materially from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are reviewed and for any future years affected. Significant judgments, estimates and assumptions made by management in these financial statements are outlined in note 4 of the December 31, 2014 annual financial statements. There have been no significant changes in the Company’s critical accounting estimates and judgments applied during the interim period ended September 30, 2015 relative to the most recent annual financial statements as at and for the year ended December 31, 2014.

DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators, to provide reasonable assurance that: (i) material information relating to the Company is made known to the CEO and the CFO by others, particularly during the period in which the interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and the CFO have evaluated the effectiveness of DXI Energy’s disclosure controls and procedures as at September 30, 2015 and have concluded that such disclosures and procedures are effective.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO have designed, or caused to be designed under their supervision, internal controls over financial reporting as defined in National Instrument 52-109 of the Canadian Securities Administrators, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required to disclose any change in the Company’s internal controls over financial reporting that occurred from July 1, 2015 to September 30, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. No material changes were identified during the period.

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The CEO and CFO have evaluated the effectiveness of DXI Energy’s internal controls over financial reporting as at September 30, 2015 and have concluded that such internal controls over financial reporting are effective.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections or any evaluation relating to the effectiveness of future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

GROWTH STRATEGY

The Company implements a full cycle exploration and development program and, at the same time, opportunistically seeks to acquire assets with exploitation potential. To complement this strategy, the Company has retained a team of experienced and qualified personnel to act quickly on new opportunities.

SHARE CONSOLIDATION AND SUBSEQUENT EVENT

On June 29, 2015, the Company’s shareholders approved the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares. The Company’s common shares began trading on a post-consolidation basis on the NYSE and TSX on October 30, 2015. All share and per share information in this document gives effect to the share consolidation on a retroactive basis, unless otherwise indicated.

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RESULTS OF OPERATIONS

FINANCIAL AND OPERATING HIGHLIGHTS

During the three months ended September 30, 2015, the Company:

1.

Extended the $6.5 million bridge financing from a Director and Officer ($4.5 million) and a company associated with the Director and Officer ($2.0 million) in their current form until December 31, 2015;

2.	Increased oil and natural gas production by 68% to 643 BOE/d from 382 BOE/d for the comparative period ended September 30, 2014; and

3.	Reduced G&A expenses per BOE by 66% to $7.25 per BOE from $21.57 per BOE for the comparative period ended September 30, 2014.

REVENUE

Third Quarter 2015 vs. Third Quarter 2014	Three Months Ended September 30
(CA$ thousands, except as otherwise noted)	2015	2014	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	385	210	83%
Natural gas (mcf/d)	1,546	1,036	49%
Total (BOE/d)	643	382	68%

Average realized prices:
Oil and natural gas liquids ($/bbl)	52.63	96.07	-45%
Natural gas ($/mcf)	2.28	4.28	-47%
Total ($/BOE)	37.01	64.30	-42%

Revenue, before royalties:
Oil and natural gas liquids	1,865	1,853	1%
Natural gas	324	404	-20%
Total	2,189	2,257	-3%

For the three months ended September 30, 2015 (“Q3 2015”), total revenue, before royalties, decreased by $68,000 or, 3%, due to a decline in combined average realized prices. This was offset by the increase in oil and natural gas production for the quarter.

The increase in oil production for Q3 2015 is related to the commencement of production from the new oil well at Woodrush in January 2015, combined with the added production from enhancements to the waterflood operation.

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The increase in natural gas production for Q3 2015 is related to the commencement of production from the new gas well at Woodrush in January 2015.

Year-to-date 2015 vs. Year-to-date 2014	Nine months ended September 30
(CA$ thousands, except as otherwise noted)	2015	2014	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	320	189	69%
Natural gas (mcf/d)	1,425	1,841	-23%
Total (BOE/d)	558	496	12%

Average realized prices:
Oil and natural gas liquids ($/bbl)	55.91	92.52	-40%
Natural gas ($/mcf)	2.38	5.71	-58%
Total ($/BOE)	38.17	56.48	-32%

Revenue, before royalties:
Oil and natural gas liquids	4,887	4,775	2%
Natural gas	924	2,864	-68%
Total	5,811	7,639	-24%

For the nine months ended September 30, 2015, total revenue, before royalties, decreased by $1,828,000 or, 24%, due to a decline in combined average realized prices and a reduction in natural gas production resulting from the sale of 65% of the Company’s working interest in its core U.S. natural gas property on June 30, 2014. This was partially offset by the commencement of production from two new wells at Woodrush in January 2015.

The increase in oil production for the nine months ended September 30, 2015 is related to the commencement of production from the new oil well at Woodrush in January 2015, combined with the added production from enhancements to the waterflood operation.

The decrease in natural gas production for the nine months ended September 30, 2015 is partially related to the disposition of 65% of the Company’s working interest in its core natural gas property in the eastern portion of Piceance Basin of Colorado on June 30, 2014 and the “turnaround” of the McMahon gas plant near Ft. St. John, British Columbia in June 2015 for approximately 40 days.

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OIL OPERATIONS

	Three months ended September 30			Nine months ended September 30
($/bbl)	2015	2014	% change	2015	2014	% change
	$	$		$	$
Oil and NGL's revenue, realized price	52.63	96.07	-45%	55.91	92.52	-40%
Royalties	(10.75)	(16.20)	-34%	(10.78)	(15.77)	-32%
Operating and transportation expenses	(11.74)	(27.93)	-58%	(14.89)	(26.48)	-44%
Operating netback	30.14	51.94	-42%	30.24	50.27	-40%

The average price received for oil sales decreased by 45% and 40% for the three and nine months ended September 30, 2015, relative to the corresponding periods of the prior year. The decrease in DXI Energy’s average realized oil price reflected lower benchmark prices in Canada and the rest of the world.

Average oil royalties for the three and nine months ended September 30, 2015 were lower, relative to the corresponding periods of 2014, due to lower average oil prices received in both periods.

Operating and transportation expenses for the three and nine months ended September 30, 2015 were lower compared to the corresponding periods of 2014. The decline in per unit operating and transportation expenses resulted from the allocation of fixed operating costs over a higher oil production volume.

NATURAL GAS OPERATIONS

	Three months ended September 30			Nine months ended September 30
($/mcf)	2015	2014	% change	2015	2014	% change
	$	$		$	$
Gas revenue, realized price	2.28	4.28	-47%	2.38	5.71	-58%
Royalties	(0.07)	(0.28)	-75%	(0.06)	(0.95)	-94%
Operating and transportation expenses	(2.47)	(3.55)	-30%	(3.15)	(3.77)	-16%
Operating netback	(0.26)	0.45	-158%	(0.83)	0.99	-184%
Barrel of oil equivalent netback ($/BOE)	(1.57)	2.71	-158%	(5.00)	5.94	-184%

The average price received for gas sales decreased by 47% and 58% for the three and nine months ended September 30, 2015, relative to the corresponding periods of the prior year. The decrease in DXI Energy’s average realized gas prices reflected lower benchmark prices in northeastern British Columbia and northwestern Alberta, Canada, due to National Energy Board (“NEB”) imposed repairs to four key TransCanada Pipeline Ltd. (“TCPL”) pipelines in the region. On December 19, 2014, the NEB ordered TCPL to repair the pipelines resulting in a 400 Mmcf/d reduction in pipeline capacity for producers in the region, including the Company. This situation prevailed through September 30, 2015. The temporary closures have resulted in a temporary excess of gas supply in the immediate region with resultant lower producer prices.

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Average gas royalties for the three and nine months ended September 30, 2015 were significantly lower compared to the corresponding periods of the prior year. This was due to lower average gas prices received in the nine months ended September 30, 2015.

Average operating and transportation expenses paid for the three and nine months ended September 30, 2015 were lower compared to the corresponding periods of the prior year. The decrease in per unit operating and transportation expenses was because higher water hauling costs were incurred for the natural gas wells at Kokopelli in 2014. This was offset by the costs associated with the reactivation of one of the gas wells at Drake/Woodrush in February 2015 and higher contractual pipeline transportation costs associated with a new contract signed on November 1, 2014.

FINANCING EXPENSES

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per BOE)	2015	2014	% change	2015	2014	% change
	$	$		$	$
Interest on bank credit facility	18	35	-49%	66	107	-38%
Interest on loans from related parties	129	-	100%	193	-	100%
Interest on financial contract liability	134	64	109%	387	320	21%
Accretion of loan facility	-	-	0%	-	521	-100%
Other financing expenses	43	33	30%	78	65	20%
	324	132	145%	724	1,013	-29%
Average debt outstanding	7,786	2,341	233%	5,910	2,654	123%
Average interest rate on debt	7.6%	6.0%	26%	8.0%	5.4%	49%

Interest expense per BOE (1)	2.49	0.99	150%	1.70	0.79	115%

(1) Interest expense used in the calculation of ``Interest expense per BOE`` includes interest on bank credit facility and loans from related parties.

Interest expense related to the Company’s bank credit facility for the three and nine months ended September 30, 2015 was lower compared to the corresponding periods of the prior year. The decrease was due to lower average bank debt outstanding.

GENERAL AND ADMINISTRATIVE (“G&A”) EXPENSES

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per BOE)	2015	2014	% change	2015	2014	% change
	$	$		$	$
Salary and benefits	114	127	-10%	357	716	-50%
Other G&A expenses	378	692	-45%	1,465	2,060	-29%
Gross G&A expenses	492	819	-40%	1,822	2,776	-34%
Capitalized G&A expenses	(52)	(48)	8%	(137)	(326)	-58%
Overhead recoveries	(11)	(12)	-8%	(55)	(75)	-27%
Total net G&A expenses	429	759	-43%	1,630	2,375	-31%
$ per BOE	7.25	21.57	-66%	10.71	17.54	-39%

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Salary and benefits decreased by 10% and 50% for the three and nine months ended September 30, 2015, relative to the corresponding periods of the prior year. The decrease was due to a termination of all salaried employees at the Company’s office in Denver, Colorado as part of the June 30, 2014 sale of a controlling working interest in the Kokopelli project to the Company’s Kokopelli partner and new “Operator” of the project. This also contributed to the lower gross G&A expenses for the three and nine months ended September 30, 2015.

STOCK BASED COMPENSATION

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per BOE)	2015	2014	% change	2015	2014	% change
	$	$		$	$
Stock based compensation expense	139	404	-66%	747	925	-19%
$ per BOE	2.35	11.48	-80%	4.91	6.83	-28%

The variance in share based compensation (“SBC”) expenses is mainly driven by the timing and valuation of new stock option grants. Lower share prices in the nine months ended September 30, 2015 contributed to the decrease in SBC expenses for the three and nine months ended September 30, 2015.

AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per BOE)	2015	2014	% change	2015	2014	% change
	$	$		$	$
Amortization and depletion	703	815	-14%	1,915	2,176	-12%
Impairment losses	1,000	19	5163%	1,030	88	1070%
Total amortization, depletion and impairment losses	1,703	834	104%	2,945	2,264	30%
$ per BOE	28.80	23.70	21%	19.35	16.72	16%

The decrease in amortization and depletion for the three and nine months ended September 30, 2015 was primarily due to lower depletion recorded for the four wells at Kokopelli due to lower production after disposition of 65% of the Company’s working interest on June 30, 2014. This was offset by higher depletion for producing oil and gas wells at Drake/Woodrush as a result of higher production after the two new wells commenced production in January 2015.

The increase in impairment losses in the three and nine months ended September 30, 2015 was mainly due to the write-down of the carrying value of the Woodrush oilfield to $6,900,000 as at September 30, 2015. The write-down reflects a decline in oil prices during the third quarter of 2015.

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LOSS FOR THE PERIOD

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per share amounts and BOE)	2015	2014	% change	2015	2014	% change
	$	$		$	$
Income (loss)	(1,608)	(1,620)	-1%	(3,281)	(3,872)	-15%
$ per common share, basic	(0.04)	(0.05)	0%	(0.09)	(0.12)	0%
$ per common share, fully diluted	(0.04)	(0.05)	0%	(0.09)	(0.12)	0%
$ per BOE	(27.19)	(46.04)	-41%	(21.55)	(28.60)	-25%

The 15% decrease in the loss for the nine months ended September 30, 2015 is primarily due to lower operating and transportation expenses, G&A expenses and financing expenses. This was offset by lower revenues and the recognition of $1.9 million gain on disposition of property and equipment in June 2014.

CASH FLOWS FROM OPERATIONS

	Three months ended September 30			Nine months ended September 30
(CA$ thousands, except per share amounts and BOE)	2015	2014	% change	2015	2014	% change
	$	$		$	$
Cash flow from (used in) operations	628	250	151%	696	605	15%
$ per common share, basic	0.02	0.01	0%	0.02	0.02	0%
$ per common share, fully diluted	0.01	0.01	0%	0.02	0.01	0%
$ per BOE	10.62	7.11	49%	4.57	4.47	2%

Cash flows from operations for the current quarter increased substantially, compared to the same quarter of 2014 as a result of lower general and administrative expenses for the quarter.

Cash flows from operations for the nine months ended September 30, 2015 increased, compared to the nine months ended September 30, 2014 as a result of lower general and administrative expenses for the period.

Cash flows from operations is impacted by production, prices received, royalties paid, operating and transportation expenses and general and administrative expenses.

CAPITAL EXPENDITURES

DXI Energy is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside.

During the nine months ended September 30, 2015, the Company successfully completed and tied into production the two new wells that were recently drilled at its Woodrush property, north of Fort St. John, British Columbia. Further, the Company successfully drilled, cased and completed eight natural gas wells in its Kokopelli development project in Colorado. The Company has a 25% working interest in this project.

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Additions to property and equipment and exploration and evaluation assets:

	Nine months ended September 30, 2015		Nine months ended September 30, 2014
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	68	1.5%	88	6.0%	-23%
Drilling and completion (1)	3,251	72.2%	551	37.7%	490%
Facility and pipelines	977	21.7%	452	30.9%	116%
Capitalized general and administrative	205	4.6%	360	24.6%	-43%
Other assets	1	0.0%	12	0.8%	-92%
Total	4,502	100.0%	1,463	100.0%	208%

(1) excludes non-cash capital expenditures of $1,520,000 related to the acquisition of certain property and equipment in March 2014

CAPITAL RESOURCES AND LIQUIDITY

DXI Energy manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of its underlying assets and operations. DXI Energy may adjust its capital structure by issuing shares, altering debt levels, modifying capital programs, acquiring or disposing of assets or participating in joint ventures.

	September 30, 2015 December 31, 2014
(CA$ thousands)	$	$	% change
Adjusted working capital deficit(1)	763	1,554	-51%
Bank credit facility	902	1,955	-54%
Loans from related parties, net of "cash calls receivable" funded by the loans	5,634	0	100%
Financial contract liability	3,872	2,739	41%
Net debt (2)	11,171	6,248
Share capital	97,147	97,132	0%
Contributed surplus and accumulated other comprehensive income	13,902	11,295	23%
Deficit	(101,323)	(98,042)	3%
Total Capital	20,897	16,633

(1)	Accounts payable and accrued liabilities less cash and cash equivalents, accounts receivable (excluding cash calls receivable), and prepaids

(2)	Excludes warrant liability and decommissioning liability

Adjusted Working Capital

As at September 30, 2015 (CA$ thousands)	$
Working capital deficit	(11,249)
Non-cash warrant liability	78
Adjusted working capital deficit	(11,171)
Add: Bank credit facility	902
Add: Loans from related parties, net of “cash calls receivable” funded by the loans	5,634
Add: Financial contract liability	3,872
Adjusted working capital deficit (excluding bank credit facility, net loans from related parties and financial contract liability)	(763)

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The adjusted working capital deficit at September 30, 2015 includes $31,000 of cash and cash equivalents, $683,000 of accounts receivable (excluding cash calls receivable of $1,166,000), $54,000 of prepaids and deposits, and $1,531,000 of accounts payable and accrued liabilities. The 51% decrease in working capital deficit from December 31, 2014 to September 30, 2015 is primarily due to the settlement of the invoices associated with the drilling and completion of the 2 new wells at the Company’s Woodrush property during the nine months ended September 30, 2015.

DXI Energy expects to fund operations and capital expenditures with cash flows from operations, drawings on its bank credit facilities, drawings on its loans from related parties, existing cash and cash equivalents and by accessing the capital markets, as required.

Going Concern, Bank Credit Facility and Loans from Related Parties

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

On June 5, 2014 and amended on June 27, 2014, DEAL renewed its Credit Facility with its Bank for a maximum amount of $2.9 million. Effective July 1, 2014, the Credit Facility reduces by $100,000 per month. Interest on the loan is Prime + 3% payable monthly and the amount outstanding is payable on demand any time. Collateral for the Credit Facility is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts and a $10.0 million debenture with a first floating charge over all the assets of the Company. Additionally, an amount of US$385,000 was deposited in the Company’s US$ account with the Bank at June 30, 2014 upon the Bank’s request to be applied to DEAL’s general operations.

On July 29, 2014, the Company renewed the Credit Facility with its Bank for a maximum of $2.8 million, reducing $100,000 per month through November 1, 2014, the next review date. As part of the renewal, the Company can utilize the US$385,000 on deposit with its Bank at June 30, 2014 on the operations and capital programs of DEAL at the Company’s discretion. Further, on November 24, 2014 and amended on March 16, 2015 and July 6, 2015, the Company renewed the Credit Facility with its Bank for a maximum of $1.7 million. Monthly principal payments of $100,000 are due and payable on July 28, 2015 and commencing on the 28th of each month thereafter. As at September 30, 2015, the maximum amount of the credit facility was $1.4 million of which $902,000 was drawn.

Under the terms of the Credit Facility, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facility) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at September 30, 2015, DEAL was in compliance with its working capital ratio requirement.

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On March 12, 2015, as amended on May 6, 2015 and June 22, 2015, the Company issued a promissory note for up to $4,500,000 to Hodgkinson Equities Corp. (“HEC”), a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA, and bears interest at the Canadian prime rate plus 5% per annum. The principal and interest are repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. As at September 30, 2015, the maximum $4.5 million had been advanced to the Company.

On June 22, 2015, the Company issued a promissory note for up to $2,000,000 to Hodgkinson Ventures Inc. (“HVI”), a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC. The promissory note is secured by all assets of Dejour USA, and bears interest at the Canadian prime rate plus 5% per annum. The principal and interest are repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. As at September 30, 2015, the maximum $2.0 million had been advanced to the Company.

On September 15, 2015, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse. The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan are repayable on or before December 31, 2015. As at September 30, 2015, $300,000 had been advanced to the Company.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and the continued financial support of the non-arm’s length lenders who have provided the Company with sufficient capital in 2015 to meet capital expenditure commitments and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

Financial Contract Liability

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

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The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed on production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry-accepted valuation standards.

Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($7,070,000), net of the present value of the residual reserves ($3,198,000), or $3,872,000, as follows:

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$
Balance at January 1, 2014 (US$5,755)	6,121
Loan advance during the year (US$181)	210
Accretion expense (US$388)	450
Foreign exchange loss	351
7,132
Less:
(a) Net operating income (US$846)	(982)
(b) Adjustment to financial contract liability (US$3,117)	(3,411)
Balance at December 31, 2014 (US$2,361)	2,739
Accretion expense (US$306)	408
Foreign exchange loss	424
3,571
Add: Adjustment to financial contract liability (US$234)	301
Balance at September 30, 2015 (US$2,901)	3,872

CAPITAL RESOURCES

During the nine months ended September 30, 2015, the Company incurred $1.0 million to complete and tie into production the 2 infill wells that were drilled in December 2014, in Northeastern, British Columbia. In the U.S., the Company paid $4.6 million for the ongoing Kokopelli development program in Colorado and it is related to the drilling, casing and completion of eight natural gas wells. These wells are expected to tie into production in the first quarter of 2016.

CONTRACTUAL OBLIGATIONS

As of September 30, 2015, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2015	2016	2017	2018	2019	Thereafter	Total
	$	$	$	$	$	$	$
Operating lease obligations	31	99	51	13	-	Nil	194
Bank credit facility	902	-	-	-	-	Nil	902
Loans from related parties	6,800	-	-	-	-	Nil	6,800
Financial contract liability(1)	-	3,872	-	-	-	Nil	3,872
Total	7,733	3,971	51	13	-	Nil	11,768

(1)	This represents the Company’s obligations over the 36-month put option period until it expires. See Note 11 to the consolidated financial statements for details.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2015 and 2014, the Company entered into the following transactions with related parties:

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(a)

Compensation awarded to key management included a total of salaries and consulting fees of $355,000 (2014 - 628,000) and non-cash stock-based compensation expense of $473,000 (2014 - $612,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at September 30, 2015 is $200,000 (December 31, 2014 - $200,000) owing to the two officers of the Company.

(b)	Included in interest and other income is $Nil (2014 - $14,000) received from the companies controlled by officers of the Company for rental income.

(c)

Included in financing expenses is $193,000 (2014 - $Nil) paid to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company for the interest expenses related to the loans from related parties (note 7).

(d)

On March 12, 2015, as amended on May 6, 2015 and June 22, 2015, the Company issued a promissory note for up to $4,500,000 to HEC, a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA, and bears interest at the Canadian prime rate plus 5% per annum. The principal and interest are repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. As at September 30, 2015, the maximum $4.5 million had been advanced to the Company.

On June 22, 2015, the Company issued a promissory note for up to $2,000,000 to HVI, a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC. The promissory note is secured by all assets of Dejour USA, and bears interest at the Canadian prime rate plus 5% per annum. The principal and interest are repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. As at September 30, 2015, the maximum $2.0 million had been advanced to the Company.

On September 15, 2015, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse. The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan are repayable on or before December 31, 2015. As at September 30, 2015, $300,000 had been advanced to the Company.

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OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at September 30, 2015.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial and operating information by quarter for the past eight quarters ending September 30, 2015:

(CA$ thousands, except per unit amounts)	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2	2014 Q1	2013 Q4
Gross oil and gas revenues	2,189	2,152	1,470	1,410	2,257	2,597	2,785	2,354
Net income (loss)(1)	(1,608)	(503)	(1,169)	(3,331)	(1,620)	730	(2,982)	4,350
Per share - basic ($/common share)	(0.04)	0.00	(0.05)	(0.10)	(0.05)	0.00	(0.10)	0.15
Per share - fully diluted ($/common share)	(0.04)	0.00	(0.05)	(0.10)	(0.05)	0.00	(0.10)	0.11
Total assets	26,741	27,505	24,264	23,274	25,349	22,661	28,485	25,499
Average production (BOE/d)	643	514	514	310	382	561	546	620
Average realized price ($/BOE)	37.01	46.02	31.74	48.78	64.30	50.91	56.65	41.58
Operating netback ($/BOE)	17.46	22.70	4.83	12.79	29.71	14.75	26.39	17.55
Netback as a percentage of sales	47%	49%	15%	26%	46%	29%	47%	42%

(1)	Net income (loss) per share amounts for the periods presented have been adjusted on a retroactive basis to reflect the October 30, 2015 one-for-five share consolidation.

The fluctuations in DXI Energy’s revenue and income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact on royalties and operating and transportation expenses. Please refer to the Results of Operations section of this MD&A for detailed discussion of changes from the 3rd quarter of 2015 to the 3rd quarter of 2014, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

BUSINESS RISKS

DXI Energy’s exploration and production activities are concentrated in the Northeastern B.C. portion of the competitive Western Canadian Sedimentary Basin and the Piceance Basin of Central United States, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers and intermediate and senior producers to the much larger integrated petroleum companies. DXI Energy is subject to a number of risks which are also common to other organizations involved in the oil and gas industry. Such risks include finding and developing oil and gas reserves at economic costs, estimating amounts of recoverable reserves, production of oil and gas in commercial quantities, marketability of oil and gas produced, fluctuations in commodity prices, financial and liquidity risks and environmental and safety risks.

In order to reduce exploration risk, DXI Energy employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological and geophysical prospects. To maximize drilling success, DXI Energy explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects with high-reward opportunities.

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DXI Energy has retained an independent engineering consulting firm that assists the Company in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of variable factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

The Company mitigates its risk related to producing hydrocarbons through the utilization of the most advanced technology and information systems. In addition, DXI Energy strives to operate the majority of its prospects, thereby maintaining operational control. The Company does rely on its partners in jointly owned properties that Dejour does not operate.

DXI Energy is exposed to market risk to the extent that the demand for oil and gas produced by the Company exists within Canada and the United States. External factors beyond the Company’s control may affect the marketability of oil and gas produced. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. DXI Energy may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

Exploration and production for oil and gas is very capital intensive. As a result, the Company relies on equity markets as a source of new capital. In addition, DXI Energy utilizes bank financing to support ongoing capital investment. Funds from operations also provide DXI Energy with capital required to grow its business. Equity and debt capital is subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

SAFETY AND ENVIRONMENT

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Company conducts its operations with high standards in order to protect the environment and the general public. DXI Energy maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.

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